December 7, 2006.

Via E-Mail and EDGAR

United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

Division of Corporate Finance

Att:      Mr. Michael Fay
             Accounting Branch Chief

Ref:     Grupo TMM, S.A.
             Form 20-F: For the Year Ended December 31, 2005
             Form 6-K: Furnished April 28, 2006 and July 28, 2006
             File Number: 333-14194

Dear Mr. Fay,

             I am writing in response to your kind letter dated November 30, 2006. I would like to address your comments in the same order (by numeral) as outlined them in the letter. Where applicable, we will endeavor to include the substance of the following responses in the relevant sections of future filings by Grupo TMM:

1.         We take note of your comment and will expand our explanation consistent with the detailed table of reconciliation of tax expense, as included in our response, including the basis for the changes in the valuation allowance in the subsequent 20F reports.

2.         We take note of your comment number two and will correct the misclassification of Restricted Cash flows in the same manner expand our presentation of significant individual or related items in the statement of cash flows to be more transparent in future filings.

3.         We belive that the following table will help to clarify your question, regarding the calculation of the gain on the sale of the Grupo TFM shares noted in comments 6 & 7 of of your previeus letter dated September 27, 2006.

Cash received from KCS	$200,000
18.0 million shares of KCS (at a price of $19.26 per share)	346,680
Additional gain for the sale of 18 million KCS shares in the market at $22.25 per share	53,820
$47 million of a note payable in June 2007	47,000

Total proceeds from the sale of the Grupo TFM shares to KCS and the sale of the KCS shares received as part of the consideration paid by KCS.	647,500
Cost of shares of Grupo TFM	(362,386)

Cost of shares of Grupo TFM	(362,386)

Costs and expenses related to the sale of shares of Grupo TFM	(46,515)

Costs and expenses related to the sale of shares of KCS	(40,600)

Net gain from the sale of shares of Grupo TFM	$197,999

             As can be seen we received KCS shares as consideration for the sale of Grupo TFM shares which had a market price of $19.26 per share the day they were received (April 1st 2005). Later, on December 12, 2005, we sold in a public secondary offering such shares at $22.25 per share. In our previous response, the gain on the value of the shares was net of the cost of such shares.

4.         In our future filings we will explain that we are essentially accounting for the expenses as a direct cost to the segment and will correct the use of the word allocation to avoid misunderstandings.

5.         We take note of your comment and will conform the quarterly presentation in our subsequent 6-K filings to the annual form, classifying the amount referenced as ”sale of shares of subsidiaries”.

Sincerely,

Juan Fernández Galeazzi
Chief Financial Officer